March 7, 2011                                                                                      VIA EDGAR

United States Securities and
  Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549-4631
Attention: Rufus Decker
                 Accounting Branch Chief

Re:
Aceto Corporation Response to Staff Comments on Form 10-K for the
fiscal year ended June 30, 2010, Form 10-Q for the periods ended
September 30, 2010 and December 31, 2010, and Form 8-K filed
September 10, 2010
File No. 0-4217

Dear Mr. Decker:

Thank you for your February 23, 2011 letter regarding Aceto Corporation’s (“Aceto” or the “Company”) Form 10-K for the fiscal year ended June 30, 2010, Form 10-Q for the periods ended September 30, 2010 and December 31, 2010, and Form 8-K filed September 10, 2010.  In order to assist you in your review, we hereby submit a letter responding to the Staff’s comments.  For your convenience, we have set forth below the Staff’s numbered comments in their entirety followed by our responses thereto (in thousands).

FORM 10-K FOR THE FISCAL YEAR ENDED JUNE 30, 2010

General

1.
Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like.  These revisions should be included in your future filings, including your interim filings.

Response: With respect to any comment below that requests additional disclosures or other revisions to be made, we have shown in our supplemental response what the revisions will look like.  We will also include these revisions in our future filings, including our interim filings, if applicable.

United States Securities and
  Exchange Commission
March 7, 2011

Consolidated Financial Statements

Note 7 – Environmental Remediation, page 55

2.	We note your response to comment five from our letter dated January 27, 2011. In order for us to more fully understand how you have accounted for the Arsynco facility, please address the following:

●	Tell us the carrying value of the Arsynco property when it was first classified as held for sale in fiscal 2006;

Response:  The carrying value of the Arsynco property when it was first classified as held for sale in fiscal 2006 was $326, which represented land.

●	Quantify any changes to the carrying value of the property since fiscal 2006 and the reasons for these changes (including any remediation costs that you have capitalized to the property);

Response:  Each fiscal year, the Company continued to monitor the contamination at the site. Based upon this monitoring and the approved plan of remediation, we have received updated estimates from an independent environmental consultant providing a range for the costs of the remediation. In accordance with the requirements of ASC 410-30-25, management believes that the majority of costs incurred to remediate the site should be capitalized in preparing the property which is currently classified as held for sale.  As such, the carrying value of the property has increased due to the capitalization of estimated remediation costs, determined annually by the above mentioned independent environmental consultant:

Fiscal 2006: $4,205 increase
Fiscal 2007: $737 increase
Fiscal 2008: $1,710 increase
Fiscal 2009: $3,226 net decrease
Fiscal 2010: No change

United States Securities and
  Exchange Commission
March 7, 2011

In July 2009, the Company entered into a settlement agreement with BASF Corporation (BASF), the former owners of the Arsynco property. In accordance with the settlement agreement, BASF paid for a portion of the prior remediation costs and going forward, will co-remediate the property with the Company. The contract states that BASF was to pay $550 related to past response costs and pay a proportionate share of the future remediation costs. Accordingly, the Company had recorded a gain of $550 in fiscal 2009. This $550 gain related to the partial reimbursement of costs of approximately $1,200 that the Company had previously expensed. The Company also recorded an additional receivable from BASF, with an offset against property held for sale, for $3,780, representing its estimated portion of the future remediation costs. Therefore for fiscal 2009, the carrying value increased by $554 for the increase in the estimate for remediation costs offset by the $3,780 receivable from BASF, resulting in a net decrease of $3,226 in the carrying value in fiscal 2009.

●	Quantify the amount of cumulative depreciation that has not been recorded since the property was first classified as held for sale;

Response:   The Arsynco property is considered land, and as such, deprecation would not be appropriate. Due to this fact, there is no cumulative depreciation to quantify from the time the property was first classified as held for sale.

●	Describe the specific actions you have taken since fiscal 2006 to locate a buyer and tell us if this search has been continuous since fiscal 2006;

Response:   When the property was initially classified as held for sale, we conducted an auction-type proceeding seeking to sell the property in its “as is” condition for the highest bid. Based upon this auction, the Company received numerous expressions of interest and bids in the range of $500 to $750 for the unremediated property and obtained multiple lead contacts. Even if the Company sold the land, we would still be a responsible party in the clean-up. The Company believes that performing the clean-up makes the property more marketable and increases the value. However, given the extent and complex nature of the remediation, the sale of the property has slowed down and even though the BASF settlement agreement allows for the sale of the property in its present condition, the Company determined that it may be more economically beneficial and more attractive to potential developers to sell the property upon completion of the remediation. The Company has on-going dialogue with some of these lead contacts and continues to have discussions regarding the sale of the property to these potential buyers.

United States Securities and
  Exchange Commission
March 7, 2011

●	Tell us the sales price you originally marketed the property for in fiscal 2006, quantify any subsequent sales price reductions or increases, and the reasons for those price changes;

Response:   As previously mentioned, when the property was first classified as held for sale, we conducted an auction-type proceeding seeking to sell the property in its unremediated “as is” condition for the highest bid.

●
  Clarify if the property is actively being marketed at a sales price that reflects its current unremediated condition or if it is being marketed at a sales price that reflects its expected value after remediation.  Please also tell us how you determined that the current sales price is reasonable;

Response:   In multiple years, Aceto had received an appraisal of the fair value of the property by an independent appraiser supporting the assumption that the expected fair value of the property after the remediation is in excess of the amount we have capitalized. The range of the appraisal amounts was from $6,500 to $7,600.

●
  Confirm for us if you currently have a firm purchase commitment as defined in ACS 360-10-20.  If so, please tell us the significant terms associated with this firm purchase commitment, including the date all significant terms were agreed to; and

Response:   We currently do not have a firm purchase commitment.

United States Securities and
  Exchange Commission
March 7, 2011

●
  If you do not currently have a firm purchase commitment, please tell us how you determined it was appropriate to rely upon the conditions in ACS 360-10-45-11(b) for an exception to the one-year requirement in ACS 360-10-45-9(d).

Response:   Even though we presently do not have a firm purchase commitment, we believe it is appropriate to rely on the exception to the one-year requirement since we have initiated actions to remediate the contamination, and satisfactory remediation of the contamination is probable. In addition, per ASC 410-30-25, the Company may capitalize environmental treatment costs if the costs extend the life, increase the capacity, or improve the safety or efficiency of property owned by the entity. Since most of the environmental contamination of the site was done prior to Arsynco purchasing the property, these potential remediation efforts clearly would “improve” the land.  Furthermore, the remediation would improve the safety of the location.  In its current condition, a buyer would be unable to obtain a building permit. These remediation costs are incurred to permit the Company to complete its intended sale of the land and to recoup the costs of the remediation through a higher sales price.

Even if the land was not classified as “held for sale”, it would still have no effect on the financial statements since it is land, a non-depreciable asset and the related remediation costs can be appropriately capitalized, as long as valuations continue to support that the fair value exceeds the recorded net book value.

United States Securities and
  Exchange Commission
March 7, 2011

Note 10 – Interest and Other Income, page 60

3.
We note your response to comment six from our letter dated January 27, 2011.  According to your cash flow statement, earnings on your equity investments in a joint venture were material to both your other income (expense) and your income from continuing operations for the year ended June 30, 2010.  It appears that a similar trend has occurred during the six months ended December 31, 2010.  Thus, we continue to believe it would be useful to readers for you to present your joint venture earnings in a separate line item on the face of your consolidated statements of income.  We also believe it would be useful to readers if you revised your footnotes to disclose the nature of your joint venture’s operations, your ownership percentage in the joint venture and how you account for joint venture activities.

Response:  Considering that our joint venture earnings are below the 10% threshold for annual financial statements and the 20% significance level for interim periods, we do not believe it would be useful to readers to present our joint venture earnings in a separate line item on the face of our consolidated statements of income.  The Company does not consider this amount to be material to the consolidated results of the Company, and believes that the joint venture earnings are clearly disclosed in our Consolidated Statement of Cash Flows and Notes to Consolidated Financial Statements.  The Company acknowledges the Staff’s comment regarding the footnote relating to this item and will revise future filings to disclose the nature of our joint venture’s operations, our ownership percentage in the joint venture and how we account for our joint venture activities. As requested:

(10)  Interest and Other Income

Interest and other income during fiscal 2010, 2009 and 2008 was comprised of the following:

	2010	2009	2008
Dividends	$123	$27	$58
Interest	258	919	1,124
Net gain (loss) on investments	1	(214)	(8)
Foreign government subsidies received	28	7	37
Minority interest	-	(27)	(125)
Joint venture equity earnings	1,201	236	-
Foreign currency (losses) gains	(634)	142	(42)
Miscellaneous	18	(153)	(87)
	$995	$937	$957

United States Securities and
  Exchange Commission
March 7, 2011

The Company’s joint venture earnings represent the Company’s investment in a corporate joint venture established for the purpose of selling a particular Crop Protection product. The Company’s initial investment was $6 in fiscal 2009, representing a 30% ownership and accounts for this joint venture using the equity method of accounting.

4.
We note your response to comment six from our letter dated January 27, 2011. Although income averaging based on computation note 2 of Rule 1-02(w) of Regulation S-X is permitted for income test calculations involving annual periods, it should not be used when performing income test calculations for interim periods.  Please confirm that the income test calculations you performed for interim periods were based on the year-to-date interim period income statement for the current year and that you did not use income averaging for your interim period income test calculations.  Otherwise, please revise your computations accordingly and advise us if any of the results exceeded the 20% significance level for interim periods.  Please also confirm that your joint venture did not exceed the 10% annual financial statement significance thresholds for the asset and investment tests under Rule 4-08(g) of Regulation S-X and the 20% interim financial statement significance threshold for the investment test.

Response:  We confirm that the income test calculations that we performed for our interim periods were based on the actual year-to-date interim period income statement results for the current year and that we did not use income averaging for our interim period income test calculations. We also confirm that our joint venture did not exceed the 10% annual financial statement significance thresholds for the asset and investment tests under Rule 4-08(g) of Regulation S-X and the 20% interim financial statement significance threshold for the investment test.

United States Securities and
  Exchange Commission
March 7, 2011

FORM 10-Q FOR THE PERIOD ENDED DECEMBER 31, 2010

Condensed Consolidated Financial Statements

Note 11 – Income Taxes, page 17

5.
We note your disclosure that you repatriated approximately $15 million of cash from certain foreign subsidiaries, resulting in a tax charge of $2.6 million during the three and six months ended December 31, 2010.  On page 62 of your Form 10-K for the fiscal year ended June 30, 2010, you indicated that you had not provided for taxes on undistributed earnings of foreign subsidiaries amounting to $81.7 million at June 30, 2010 because substantially all of these earnings were expected to be permanently reinvested in foreign operations.  We also note that you repatriated $6 million of earnings from foreign subsidiaries in June 2009.  Please tell us how you believe your policy complies with ASC 740-30-25-17.  In particular, please describe the specific plans you had as of June 30, 2010 for reinvestment of the undistributed earnings of your international subsidiaries which demonstrated that the remittance of these earnings would be postponed indefinitely.

Response:  The assertion of indefinitely reinvesting is based on whether or not we have the ability, control and intent to leave these earnings indefinitely reinvested.  The Company clearly has the ability and control to indefinitely reinvest these earnings.  The Company has the ability to borrow funds, if needed, thus has the ability and control to reinvest these funds.  The reason the Company repatriated approximately $15 million of cash during the three months ended December 31, 2010 was due to the acquisition of certain assets of Rising Pharmaceuticals, Inc., which took place on December 31, 2010. The Company used this cash to partially finance the Rising acquisition. The Company’s intent was that this was a one-time event and made the assertion that the remaining portion of earnings will be permanently reinvested. Based on facts and circumstances, the decision to make this repatriation in the light of an acquisition did not taint the Company’s intent on the remaining future earnings.  As of the time of our 10-K filing, the Company did not sign the Letter of Intent with Rising. It was signed subsequent to our 10-K and it reflected a non-binding Letter of Intent that required a due diligence period. Thus, the Company could not provide for income taxes on undistributed earnings of our international subsidiaries for the fiscal year ended June 30, 2010, as we were unaware of the certainty and intent of the acquisition.

United States Securities and
  Exchange Commission
March 7, 2011

Please contact me at (516) 627-6000 if you have any questions or further comments that can be discussed directly.  Thank you.

Sincerely,

________________________
Douglas Roth
Chief Financial Officer